SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant's name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

March 28, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Notice Regarding Appointment of Co-CEO (Representative Director)

LINE Corporation (hereinafter the “Company”) announces that it passed a resolution during its board meeting held on March 28, 2019 to appoint a Co-CEO (representative director).

1. Appointment reason

Under LINE Group’s corporate mission "Closing the Distance" between people, information, services, and content, we are aiming to realize a world in which users are able to seamlessly fulfill all of their daily needs through LINE. "WOW" is the word we use to describe the core value necessary to achieve this corporate mission. WOW is an unprecedented user sensation or an experience that needs to be shared with friends. In order to attain mid to long-term growth and creation of social value, LINE Group will continue its relentless journey to achieve WOW.

With the intention to accelerate efforts toward achieving this mission, LINE Corporation's board of directors decided to appoint Jungho Shin as Chief WOW Officer during its board meeting on February 26, 2019. The decision was based on the conviction that having a Chief WOW Officer is crucial to promote innovation and providing innovative services—two indispensable factors for building WOW-inducing services and products. Since founding the mobile messenger application, LINE, Jungho Shin has been forming and commercializing business strategies, expanding LINE's overseas businesses, and driving company’s growth. Jungho Shin is expected to create more global paradigm shifts with new services, and vigorously promote LINE Group's competitiveness.

Furthermore, a resolution was made during today's board meeting to appoint Jungho Shin as Co-CEO (Representative Director) of the Company. Under the new organizational structure, the Company will have two CEOs. As Co-CEO, Shin will commit to bolstering the competitiveness of LINE's services and promoting innovation—assuming a clear responsibility towards creating groundbreaking services and the company's operations.

2. Name and title
Name	Former title	New title
Jungho Shin	Chief WOW Officer	Co-CEO and Chief WOW Officer

3. Executive profile
Name	Summary of achievements		Number of LINE Corporation’s common shares owned
(Date of birth)
Jungho Shin (February 25, 1972)	February 1996	Joined Research & Development Information Center	4,760,500 shares
	July 1999	Joined OZ Technology Inc.
	April 2002	Joined Neowiz Games Corporation
	June 2005	Joined 1noon Co., Ltd. (now NAVER Corporation)
	July 2008	Appointed General Manager of Corporate Planning Department of Naver Japan Corporation (now LINE Corporation)
	January 2012	Appointed Director of NHN Japan (now LINE Corporation)
	March 2013	Appointed Representative Director of LINE Plus Corporation (to present)
	April 2014	Appointed Director and Chief Global Officer (CGO) of LINE Corporation
	April 2018	Appointed Director and Chief Service Officer (CSO) of LINE Corporation
	February 2019	Appointed Co-CEO and Chief WOW Officer (CWO) of LINE Corporation (to present)

4. Planned appointment date

April 1, 2019

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.